UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

VIKING SYSTEMS, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92685Q 20 0
(CUSIP Number)

William C. Bopp
134 Flanders Road
Westborough, MA 01581
(508)366-8882

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92685Q 20 0	Page 2 of 4

1. Names of Reporting Persons. William C. Bopp
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 23,288,519
8. Shared Voting Power
9. Sole Dispositive Power 23,288,519
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,288,519
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 40.2% *
14. Type of Reporting Person IN

* The calculation of the foregoing percentage is based upon 46,188,461 shares of Viking Systems, Inc. common stock outstanding as of April 1, 2010 as communicated to the Reporting Person by Viking Systems, Inc. and also includes 11,765,792 shares of common stock issuable upon exercise of warrants issued to the Reporting Person in connection with the Recapitalization (as defined herein) and the New Investment (as defined herein).

CUSIP No. 92685Q 20 0	Page 3 of 4

ITEM 1. SECURITY AND ISSUER

This statement relates to the shares of common stock of Viking Systems, Inc., a Delaware corporation (the “Company”).  The Company’s principal offices are located at 134 Flanders Road, Westborough, MA 01581

ITEM 2. IDENTITY AND BACKGROUND

(a-b)          This Schedule 13D is being filed by William C. Bopp, (the “Reporting Person”).  The business address of the Reporting Person is c/o Viking Systems, Inc., 134 Flanders Road, Westborough, MA 01581.

(c)              The Reporting Person is the Chairman of the Board of Directors of Viking Systems, Inc.

(d-e)          During the last five years,  the Reporting Person has not:  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person herein, acquired  his shares of common stock for general investment purposes.  The source of funds of the Reporting Person for the acquisitions was personal funds.  The net investment cost of the shares of common stock beneficially owned by the reporting person is $3,268,960.

ITEM 4. PURPOSE OF TRANSACTION

The Shares deemed to be beneficially owned by the Reporting Person, who is the Chairman of the Board of Viking, were originally acquired for, and held individually for, investment purposes.

As reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission by Viking on January 7, 2008, Viking completed a recapitalization (the “Recapitalization”) on January 4, 2008. The Reporting Person, who was at the time, the Chairman of the Board of Viking and a holder of certain Viking Debentures, presented the Plan for the Recapitalization to the Viking Board of Directors.  In connection with the Recapitalization: (i) Viking exchanged its 8% Secured Convertible Debentures due February 23, 2009 (the “Debentures”) (including those held by the Reporting Person) for shares of Viking common stock (ii) Viking exchanged warrants which had been issued to the holders of the Debentures (including the Reporting Person) and which could be exercised to acquire shares of Viking common stock for warrants with modified terms; (iii) certain investors (including the Reporting Person) purchased in a private placement (the “New Investment”), shares of Viking common stock and warrants which may be exercised to acquire shares of Viking common stock; (iv) the Reporting Person was appointed as Viking’s Chief Executive Officer; (v) the Reporting Person entered into a lock-up agreement until December 15, 2009, regarding his holdings of Viking securities.

In addition to the actions described above, the Reporting Person may also pursue other alternatives available in order to maximize the value of his investment in the Company.  Such alternatives could include, without limitation:  (a) the purchase of additional common stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the common stock now owned or hereafter acquired by him .

Other than as set forth above in this Item 4, the Reporting Person has no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, the Reporting Person may in the future engage in and may plan for his engagement in:  (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 92685Q 20 0	Page 4 of 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person holds an aggregate of  23,288,519 shares of the Company’s common stock, or approximately 40.2% of the Company’s issued and outstanding common stock based upon 46,188,461 shares of outstanding common stock as reported by the Company to the Reporting Person on April 1, 2010 and also including (i) 11,765,792 shares of common stock issuable upon exercise of warrants issued to the Reporting Person in connection with (x) the exchange of the Debentures (resulting in issuance of 3,931,536 shares of common stock); (y) the exchange of warrants issued with the Debentures (resulting in issuance of 1,965,768 warrants); and, (z) the New Investment (resulting in issuance of 9,800,024 shares of common stock and 9,800,024 warrants, as described more fully in the next paragraph).   Thus, the percentages calculated are based upon 46,188,461  shares of common stock issued and outstanding, plus 11,765,792 shares of common stock issuable upon exercise of warrants held by the Reporting Person.

On March 30, 2010 the Reporting Person disposed of 2,875,000 shares of the Company’s common stock via completion  of  23 gifts of 125,000 shares each of Viking Systems common stock to various family members.

On October 16, 2009, the Reporting Person surrendered all 2,100,000 previously granted stock options to purchase shares of the Company’s common stock.

On January 4, 2008, as part of the New Investment, the Reporting Person acquired in a private transaction 9,800,024 shares of common stock for an aggregate purchase price of $1,750,000 or $0.178571 per share of common stock.  The Reporting Person also received, as part of the New Investment, warrants which may be exercised for 9,800,024 shares of common stock at an exercise price of $0.18 per share.  The New Investment was made with the Reporting Person’s personal funds.

On December 10, 2007, in two private transactions, the Reporting Person acquired 666,167 shares (33,308,316 shares, on a pre-Recapitalization basis) of the Company’s common stock from two holders, for an aggregate purchase price of $118,960, or $0.178574 per share ($0.00357 per share, on a pre-Recapitalization basis).  The acquisitions were made with the Reporting Person’s personal funds.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April, 6, 2010
Date

/s/ William C. Bopp
Signature

William C. Bopp/ Chairman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.